Exhibit 4.7

To:  IncrediMail Limited (the "Company" and/or the "Borrower")

Date: September 6, 2011

Dear Sirs,

Whereas you have informed us of your intention also to use the Credit (as defined below) for the purpose of acquisitions of assets, including various companies; and

Whereas you have requested the Bank to provide you with the Credit (as defined below) in the event of realization of your abovementioned intention; and

Whereas we, the undersigned, Bank Leumi le-Israel B.M. (the "Bank"), shall be willing to provide you with a credit framework, in a total principal amount which shall not exceed USD 12,000,000;

NOW Therefore, at your request, we confirm that the Bank shall be willing to grant you credits, loans and/or other banking facilities as specified below in the aggregate amount of up to US$12,000,000 (Twelve Million United States Dollars), (hereinafter: the "Credit Framework" or the "Credit"), on the terms and subject to the conditions set out below:-

1.	Drawing of the Loan

1.1.
The Credit shall be available for drawing by the Borrower, in several installments, in its sole discretion, of up to a total amount of US$12,000,000, from the date that this letter comes into force (the "Date of Entering Into Force") until the end of the Availability Period (as defined in Schedule B), subject to the terms and conditions of this letter.

1.2.
In order to draw the Credit, the Borrower shall provide the Bank with a written drawing request in the Bank's customary form (the “Drawing Request”). The Drawing Request shall specify, inter alia, the amount of the Credit and the drawing request date (the “Drawing Date”). The Borrower shall provide the Bank with the Drawing Request by not less than seven business days prior to the Drawing Date specified in the Drawing Request.

1.3.
Prior to the granting of the Credit, the Borrower shall provide the Bank with all such reasonbale documents and shall sign all such reasonable forms which the Bank shall require, in such texts as shall be customary in the Bank and agreed upon by the Company, with respect to the granting of the Credit. In addition, the Borrower shall provide the Bank, upon request, with its confirmation that all approvals, if any, required under any law or agreement, in order to close the Credit Framework, have been duly received by it.

1.4.	Prior to the granting of the Credit, the Borrower shall provide the Bank with an executed letter of undertaking (the "Financial Covenants") which shall be in the text attached hereto as Schedule A.

2.	Terms of the Loan – as specified in schedule B attached hereto and forming an integral part hereof.

3.	Collateral

3.1.
The drawing of any part of the Credit Framework and the continuing maintenance thereof are subject to your providing the following collateral in a form and text acceptable to the Bank as collateral for the repayment of all your debts to the Bank:

3.1.1.	The abovementioned executed letter of Financial Covenants.

3.1.2.	a debenture containing a first degree floating charge over all of your assets (the "Debenture");

3.1.3.
The Bank hereby acknowledges that following the receipt by First International Bank of Israel ("FIBI") of a debenture to secure credit to be granted by FIBI to the Borrower, the Bank shall be required to enter a pari passu  intercreditor agreement ("Pari Passu") with FIBI which shall be signed in a text acceptable by the Bank.

3.2.
The Bank hereby acknowledges and agrees that any specific collateral granted to secure a car lease agreement and/or a landlord commitment and/or hedging activity  in a total aggregate amount that shall not exceed $750,000 USD shall rank prior to the Debenture, subject to receiving similar consent from FIBI, if applicable.

4.	Additional Conditions for the granting of the Credits

A material breach, in the Bank's reasonable opinion, by you and/or a breach not cured by you as detailed hereinbelow, of any of your obligations to the Bank (including, without limitation, the obligations contained in this letter), shall constitute an event of default under the Credit, entitling the Bank not to grant the Credit or to require the immediate repayment of the Credit if already granted, subejct to a prior written notice of 5 business days, during which period any such material breach was not cured by you.

Without derogating from the above, the granting of the Credit and the continuation of the maintaining of the Credit, in whole or in part, is subject to the fulfillment of all of the following provisions:

4.1.	The Borrower shall provide the Bank with the collateral specified in section 3 above.

4.2.
The Borrower shall provide the Bank with executed copies, upon the Bank's demand and upon reasonable terms and conditions acceptable to the Bank, as a reasonable banker, and to its full satisfaction, of all of the documents, agreements,  corporate resolutions, and consents which shall be required, in accordance with the law and/or regulation, in respect of the Credit and the collateral.

4.3.
No event, shall occur, whether such an event depends or does not depend on the Borrower, which entitles the Bank, in its reasonable opinion, and according to the Bank's usual documents signed by the Borrower to require immediate repayment of any amount due or becoming due to the Bank from the Borrower under any document signed or to be signed by the Borrower in favour of the Bank.

4.4.
In the opinion of the Bank, acting as a reasonable banker, no change has occurred that prohibits, prevents or limits the Bank's ability to grant the Credit, due to changes in local or international financial markets, changes as a result of a demand, instruction or request made by or referred by the Bank of Israel or by any other legal authority which is a result of an amendment to any Law, and that no legal impediment exists which prohibits, in the Bank's reasonable opinion, the granting of the Credit or any part thereof according to any Law.Provided that in the case of changes in local or international financial markets, in the opinion of the Bank, acting as a reasonable banker, no change has occurred that prevents or materially limits the Bank's ability to  ability to grant the Credit.

4.5.	The Borrower shall sign all customary forms and documents in form and scope which the Bank shall reasonably consider necessary with respect to the granting of the Credit Facility.

4.6.
The Bank shall receive to its full satisfaction, prior to the granting of the Credit or any part thereof, copies of all governmental and other permits and consents required under any law, if required,  with respect to the granting of the Credit and with respect to the said collaterals.

4.7.	No material adverse change shall have occurred in the opinion of the Bank, in the business or financial position of the Borrower, and or its ability to repay its obligations to the Bank.

4.8.
No adverse change shall have occurred in the limitations imposed upon the Bank, including changes in the policy of the Bank of Israel or any change in law not existing on the date of signature hereof, relating to Credits (including liquidity requirements relating to the Credit in respect of foreign currency and/or Israeli currency).

In this document, the expression "law" shall mean any law, regulation, or instructions of the Bank of Israel or any other authority, whether or not having the force of law, including agreements between the Bank and the Bank of Israel or such other authority.

4.9.
For the avoidance of any doubt, it is hereby clarified that the above shall not derogate from and/or prejudice in any manner the Bank's rights and/or the Borrower's obligations in accordance with any document executed and/or to be executed by the Borrower in favour of the Bank.

5.	Fees and Commissions - as specified in schedule C attached hereto and forming an integral part hereof.

6.
This letter is personal to you and may not be relied upon by any other party. Your rights under this letter are not assignable or transferable in any manner whatsoever to any third party. The terms contained in this letter are confidential may not be disclosed in whole or part to any other person or entity without our prior written consent.

7.
If the terms and conditions specified above are acceptable to you, please confirm your agreement thereto by countersigning this letter in the space provided below and returning a copy thereof to us by no later than September 13, 2011. Without derogating from any of the terms set out herein, the Bank's proposal herein for the granting of the Credit Framework to you according to the terms and conditions hereof, shall only come into force if you shall return this letter to us, by the date specified in the immediately preceding sentence, countersigned by you, and pay us the non refundable commitment fee set out in paragraphs 2 to schedule C.

8.	Furthermore, this letter shall cease to be in force and effect if the Borrower fails to fulfill all the terms of this letter, to the full satisfaction of the Bank, by October 2, 2011.

Yours faithfully,

BANK LEUMI LE-ISRAEL B.M.

Date: September 6 2011

Bank Leumi le-Israel B.M.

Dear Sir/Madam,

We hereby confirm our agreement to the above and instruct you to debit the Loan Account with the commissions specified in Clause 5 above, whenever same shall be due, whether the account is in credit or in debit or shall be become overdrawn as a result thereof.

IncrediMail Limited

__________________

__________________

I, the undersigned, _____________________________________, the lawyer acting for IncrediMail Ltd., hereby confirm that  the board of directors of IncrediMail Ltd, unanimously adopted written resolutions on  _____________, authorizing Messrs ________ and__________ to countersign this letter, that the resolutions specified above, were duly passed in accordance with the law and the memorandum and articles of association of IncrediMail Ltd. and that the same have been duly signed by all the directors of IncrediMail Ltd. I further confirm that the above signature composition binds IncrediMail Ltd.

___________	________________________________________________________,	Adv._____________________________________________
Date	Name Surname	Signature

Schedule A – Financial Covenants

To: Bank Leumi le-Israel B.M.

Date: September 6, 2011

Dear Sirs,

Whereas as one of the conditions for the granting of loans, credit facility as set forth in the attached Commitment letter or other banking services and receiving various undertakings and guarantees from us, to the undersigned IncrediMail Ltd. (hereinafter: the "Company"), you have requested that we issue this document and we have agreed to do so;

Now therefore we hereby declare and undertake as follows:

1.	Financial Covenants

We agree that the granting and maintaining of loans hall be subject to the Company fulfilling the following Financial Covenants (as defined below) at all times:

Leverage (Capital Structure)

1.1
The Company's aggregate amount of non pledged cash in its funds, as reflected in its quarterly Financial Reports, shall at all time be no less than 37.5% of the then aggregate outstanding Debt and obligations of the Company to all Financial Institutions.

Profit Ratios

1.2	The Company's Debt to EBITDA ratio, on a quarterly basis, shall not exceed, at all times, 3.5;

1.3
The Company's EBITDA, on an annual basis, shall not, at any time, be less than 8 Million USD, excluding the Company's EBITDA for the first and the second quarter of 2012, which then shall not be less than 6.6 Million USD.

In this clause, the following words and expressions shall have the following meanings:

"Consumer Price Index" – the Consumer Price Index as published by the Israeli Central Bureau of Statistics.

"Debt" – the aggregate amount of all of the debts and/or obligations of the Company to any Financial Institution in respect of loans, credit facilities, and guarantees including without limitation any obligations of the Company in connection with any corporate guarantees granted by the Company to any Financial Institution as security for any debt of third parties and/or its subsidiaries and/or any obligations of the Company in connection with any bank guarantees issued by any Financial Institution, at the request of and  upon the liability of the Company, to a third party as security for any debt created by the Company and/or its subsidiaries provided that Debt shall not include debts or obligations of the Company in respect of any hedging transactions save for debts resulting from hedging transactions that have been terminated.

"The Index Known" – the Consumer Price Index for the month of _________ published on ______________ being _________ points.

"Financial Institutions" – any banking corporation, insurance company, and any other credit provider.

"Financial Reports" – the annual and quarterly financial reports of the Company, on a solo basis, as approved by the Company's CEO & CFO, in accordance with United States Generally Accepted Accounting Principles (US GAAP) including inter alia, a balance sheet, a profit and loss statement, a cash flow statement, a statement of changes in equity, and such other reports or notes as may be required by US GAAP and/or by any authority.

"Total Assets", "Equity", "Operating Profit", "Net Profit", "Current Assets", "Current Liabilities", "Financing Expenses" – as defined in the Financial Reports.

"EBITDA" – the accumulated operating profits from current activities according to the quarterly Financial Reports for the four consecutive quarters terminating on the date of the latest quarterly financial report, before Financing Expenses (interest, bank fees, linkage differentials, exchange rate and currency differentials) and taxes, plus depreciation and appreciation expenses and reductions that were recorded in such periods.

The covenants stated in paragraphs 1 above (hereinafter: "the Financial Covenants") are based on current standards of accounting, accounting principles and accounting policy (hereinafter: "the Accounting Standards") as reflected in the Company's most recent financial reports (hereinafter: "the Latest Accounts").

Different Accounting Standards other than those on the basis of which the Latest Accounts were prepared, including, but not limited to the implementation of the International Financial Reporting Standards (IFRS), or new or different accounting standards in the US and/or the US GAAP (hereinafter "the New Accounting Standards") may affect the Financial Covenants.

Accordingly, the Company hereby agrees as follows:

If it becomes evident to the Bank, in its sole discretion, based on applicable accounting standards, that there have been /are about to be changes in the Company's Financial Reports as a result of the New Accounting Standards that by regulation apply to the company, the Bank may, after consultation with the Company but without requiring its consent, inform the Company and/or decide mutually with the Company of changes that need to be made to the Financial Covenants (hereinafter: "the Amended Financial Covenants"), in order to adapt them to such changes, with the intent of adapting them according to the original financial purpose for which they were determined.

The Bank's decision regarding the Amended Financial Covenants shall bind the Company as from the date of delivery of the aforementioned decision, and this document shall be deemed to include, as from such date, the Amended Financial Covenants.

2.	Undertaking not to Merge

We undertake not to effect, not to undertake to effect and not to take any actions whatsoever to effect a merger with another/other corporation(s), without receiving the Bank's prior written consent thereto. For this purpose, the Company undertakes to provide the Bank with all information and documents reasonably required by the Bank, at the Bank's reasonable discretion, with respect to the requested merger, in order that the Bank may determine its position with respect to such merger. It is further clarified that the Company's mergers of a subsidiary in a way that the merged subsidiary shall be merged with and into the Company, shall require the Bank's consent which will not be unreasonably denied except for mergers of any subsidiaries existing on the date hereof.

In this document, the expression "merger", means - merger according to the eighth or ninth chapter of the Companies Law 5759-1999 and any action which results in the acquisition of the majority of the Company's assets by another person or corporation.

3.	Undertakings regarding future acquisitions

In the event that the Company shall at any time acquire any corporation, we hereby undertake and agree:

3.1
In the case of an Israeli corporation, to grant to the Bank a first ranking fixed pledge of the shares of such corporation, unlimited in amount, which pledge shall rank pari passu to the rights of the First International Bank of Israel in such collateral, and to sign a deed of pledge in the Bank's customary form as well as such other documents as may be required by the Bank to create and/or perfect the aforementioned pledge; and

3.2
In the case of a foreign corporation, not to pledge or charge and not to undertake to pledge or charge, in any manner whatsoever and for any reason whatsoever, the shares of such corporation, in favour of any third party whomsoever, without receiving the Bank's prior written consent.

For the purpose of this clause the term "shares" shall include shares of the capital stock, partnership interests, membership rights and/or any other means of ownership and/or control in a corporation.

4.	Undertaking to Provide Financial Reports

We undertake to deliver to the Bank the following Financial Reports:

4.1
No later than on March 31 of every year, annual financial reports of the Company, on a consolidated basis, including inter alia, a balance sheet, a profit and loss statement, and a cash flow statement for such year, and such other reports as may be required by any authority in respect of the 31st of December of the previous year, audited by a qualified external accountant.

4.2
To provide quarterly financial reports of the Company, on a consolidated basis, including inter alia, a balance sheet, a profit and loss statement, and a cash flow statement for such year, and such other reports as may be required by any authority.

4.3
Within 60 days after the end of each calendar quarter, quarterly Financial Reports (on a solo basis) in respect of the immediately preceding financial quarter, as approved by the CEO & the CFO of the Company, with the conversion table (how to convert the solo into consolidated basis) attached to it.

4.4
No later than 45 days following the end of each calendar quarter, quarterly consolidated financial reports signed and approved by the Company's Chief Financial Officer with regard to the Company's debtors, debts to the banking system and the Company's creditors. The aforementioned financial reports shall include the following:

4.4.1
List of Principal Debtors – This report shall include information regarding the Company's principal debtors both in Israel and abroad, cheques and promissory notes for collection, advances from clients (that were not provided against bank guarantees) and information regarding the age of its debtors and the names of its principal clients.

4.4.2
Report Regarding the Company's Overall Liabilities to the Banking System and to Other Secured Creditors – This report shall specify short term credit, long term loans, letters of credit issued, guarantees and overall credit granted by each bank and by each creditor.

4.4.3
Report Specifying Additional Liabilities – This report shall specify liabilities to employees (in respect of overtime, vacation, compensation and retirement), Income Tax provisions, indebtedness to Local Authorities and indebtedness to Governmental Authorities (e.g. Income Tax, Social Security, Purchase Tax, Property Tax etc.).

4.5
In addition to the aforementioned the Company shall provide the Bank, exercising reasonable discretion of a reasonable banker: any additional report, document or information and any clarifications thereto that may be requested by the Bank. Without derogating from the generality of the aforesaid, such additional information may include a detailed business plan as provided by the Company to its board of directors, reports that the Company provided to its shareholders, all in the form and order as reasonably requested by the Bank.

5.	Undertaking to Provide Additional Reports

We undertake to furnish the Bank with copies of any permit, notice, report or other document that we are obliged to provide to the Registrar of Companies and/or the Securities Authority and are publicly available, with the exclusion of the aforementioned Financial Reports and/or any undertaking specified in section 3.3.

6.	Undertaking not to Issue Bearer Securities

We undertake not to issue bearer securities without the prior written consent of the Bank.

We declare that, as at the date of execution of this document, the Company has not issued any bearer securities.

7.	Extent of Undertakings

The aforesaid undertakings shall be in force so long as the there are or will become due to the Bank by the Company any amounts whatsoever on account of the Credit granted and/or which shall be granted by the Bank in the future and/or as long as the various undertakings and guarantees in favour of the Bank or for its benefit shall be in force.

In case we shall not comply with some or all of the Financial Covenants and/or in the event of a material breach of, or failure to substantially fulfill, in the Bank's reasonable opinion, any of the undertakings herein provided, the Bank shall, without prejudicing of any other of the Bank's rights, be entitled but not obliged to declare our indebtedness and undertakings, in whole or in part, to be immediately due and payable, subject to the prior written notice of seven (7) days to the Company, and to impose on us following such acceleration of debt any sum that the Bank reasonably incurred to cover its losses and/or expenses due to the aforementioned.

Notwithstanding the foregoing, if in the Bank's opinion acting as a reasonable banker, such notice period is likely to materially jeopardize the Bank's ability to recover all or part of our indebtedness and undertakings – the Bank shall be entitled to immediately demand repayment of our aforesaid indebtedness without prior notice.

For the avoidance of doubt, the forgoing shall not in any way derogate from our undertakings under any document signed or to be signed by us, nor shall the forgoing in any way diminish  any of the Bank's rights to declare our indebtedness and undertakings, in whole or in part, to be immediately due and payable under any document or law.

Yours faithfully,

_______________________
(signature)

Schedule B – Terms of the Loan

1.	The Credit shall be provided to you on demand during the period of the Credit as defined hereinbelow.

2.
The Credit shall be used by you for the purpose of financing investments and for the acquisition of companies. However, the Bank shall not be required to monitor or verify the application of any money borrowed by you under the Credit.

3.
The Credits shall each be granted in the Borrower's existing bank account (the "Loan Account"), No. 682-110-088800/22 in the name of IncrediMail Limited and IncrediMail Limited shall provide the Bank, upon request, with any additional reasonable and customary  documents of the banks and sign such reasonable and customary forms of the bank as shall be reasonably and customary required by the Bank to maintain the Loan Account.

4.	The currency of the Credit and all other terms regarding the Credit, including the interest rate on account of any part of the Credit, shall be USD.

5.	The period of drawing the Credit shall not exceed 12 months from the date of entering into force (the " Date of Entering Into Force") of this letter agreement (the "Availability Period").

6.
The repayment period of any part of the Credit drawn from the Date of Entering Into Force until 29th February 2012 (the "Credit A Period") shall be equal to the number of months from the date of Drawing Date plus 48 months, and the repayment period of any part of the Credit drawn from March 1st 2012 until August 31st, 2012 (the "Credit B Period") shall be 48 months from the Date of Entering Into Force (i.e. terminating on August 2015.

7.	Interest and principal shall be paid on a quarterly basis.

8.	The Loan shall bear interest at a rate of the Initial Interest (as defined hereinbelow) plus a Fixed Supplement of 3% margin per annum

In this document, the expression "Initial Interest" shall mean: (i) The rate of interest prior to the addition of any margin, as set by Bank Leumi le-Israel B.M., for its clients for the purpose of extending USD variable interest term loan in an amount, and for a period which are similar to the amount, and period of the requested credit, at the time on which the interest rate for the requested credit is set (in this definition, the "Determination Date"). (ii) The provisions of sub-clause (i) apply both to credit which bears a fixed interest rate as well as to credit which bears a variable interest rate.

(iii) Where the credit bears interest on a variable basis, i.e. the interest is determined as a fixed supplement (in this definition, the "Fixed Supplement") above any base interest rate which fluctuates throughout the period of the said credit,  then the rate of the Fixed Supplement shall be set on the Determination Date in accordance with the principles specified in sub-clause (i) above, and the rate of the Fixed Supplement above the base interest rate shall not be changed during the period of such credit. (iv) Notice from Bank Leumi le-Israel B.M. with respect to the Initial Interest set by it shall bind the Borrower and may not be contradicted.